Exhibit 99.1

Rail Vision Receives Israel Railways Regulation Approval for its MainLine Products

This achievement aims to support Israel Railways future volume procurement

The approval also triggers an immediate $300,000 payment

Ra’anana, Israel, Dec. 27— Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced the achievement of a critical project and regulatory milestone: certification approval for the installation of its MainLine Systems on Israel Railways’ passenger locomotives. The certification triggers milestone payment of approximately $300,000 to the Company, marking significant progress with Israel Railways and paving the way for potential future volume procurement.

“Achieving certification is a testament to Rail Vision’s dedication to excellence and our commitment to meeting industry compliance requirements,” said Shahar Hania, CEO of Rail Vision. “We have met the strict certification standard, which aims to enable Israel Railways’ future plans of high-volume procurement of Rail Vision products and services.”

Rail Vision’s certified MainLine systems enhances driver awareness by utilizing advanced obstacle detection and classification technology. Specifically engineered for main line operations, the system delivers real-time, actionable data to operators, helping to mitigate risks, prevent potential collisions and maintain smooth operational flow on busy rail networks.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its commitment to meeting industry compliance requirements and how Rail Vision’s meeting of Israel Railways’ strict certification standards aims to enable Israel Railways’ future plans of high volume procurement of Rail Vision products and services. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations

Michal Efraty

investors@railvision.io